6500 Harbour Hts Pkwy, Suite 303
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

July 19, 2007

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CombiMatrix Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed July 12, 2007
File No. 333-139679
Film No. 07975318

CombiMatrix Corporation (“we” or the “Company”) hereby applies for withdrawal of Amendment No. 7 to the above-captioned Registration Statement on Form S-1/A, which was filed on July 12, 2007, incorrectly designated as a pre-effective “Amendment No. 7” and was assigned Film No. 07975318 by the Commission. This amendment was mistakenly filed with the incorrect EDGAR submission type noting it as a pre-effective amendment. The amendment was intended to be a post-effective amendment. On July 13, 2007, we refiled the amendment with the correct post-effective amendment submission type “POS-EX” which was assigned Film No. 07978248 by the Commission.

Please note that we are filing this application to withdraw Film No. 07975318 only, filed on July 12, 2007, and we are NOT applying for withdrawal of the entire Registration Statement or the amendment filed July 13, 2007.

If you have any questions, please contact our legal counsel, Raymond Lee or Dennis Rasor, at 714-708-6500.

Best regards,

/s/ Scott Burell
Scott Burell,
Chief Financial Officer of
CombiMatrix Corporation

cc:  Raymond A. Lee (via email)
Dennis J. Rasor (via email)